Via Edgar and Facsimile (202) 772-9217 Ms. Laura Crotty Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Micromet, Inc. 6707 Democracy Boulevard Suite 505 Bethesda, MD 20817 Phone: (240) 752 1420 Fax: (240) 752 1425 E-mail: info@micromet-inc.com Internet: www.micromet-inc.com

November 21, 2008

Re:	Micromet, Inc. (the “Company”) Form S-3, File No. 333-154732

Dear Ms. Crotty:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 5:00 p.m. (Eastern time) on Monday, November 24, 2008, or as soon as practicable thereafter.

Pursuant to the Commission’s letter dated October 30, 2008 regarding the Registration Statement, the undersigned registrant further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Micromet, Inc.

By:	/s/ Barclay Phillips
Barclay Phillips
Senior Vice President and Chief Financial Officer

cc:	Christian E. Plaza, Esq.
Darren K. DeStefano, Esq.